05037471

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SEC FILE NUMBER
8- 36803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 28 2005 WASH. D.C. PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. P. P. Euro-Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
(No. and Street)

New York	**New York**	**10021**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Pollack **(212) 521-6795**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Gaston Rozenwald**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J. P. P. Euro-Securities, Inc.**, as of **December 31**, 20 **04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [ ] (c) Statement of income (loss).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P.P. EURO-SECURITIES, INC.

DECEMBER 31, 2004

INDEX

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
J.P.P. Euro-Securities, Inc.

We have audited the accompanying statement of financial condition of J.P.P. Euro-Securities, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.P.P. Euro-Secuirities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 18, 2005

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
Cash and cash equivalents (Note 4)	$	1,558,977
International receivable		484,296
Fixed assets (net of accumulated depreciation of $62,738)		2,358
Leasehold improvements (net of accumulated amortization of $17,940)		1,245
Prepaid expenses		184,166
Miscellaneous receivable		1,909
TOTAL ASSETS	$	2,232,951
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	82,716
Payable to clearing broker		9,119
TOTAL LIABILITIES		91,835
Commitments (Note 8)		
Stockholder's equity		
Common stock, $1 par value, 25,000 shares authorized, issued and outstanding		25,000
Paid-in capital		1,178,990
Retained earnings		937,126
TOTAL STOCKHOLDER'S EQUITY		2,141,116
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,232,951

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 4, 1986. The Company is a wholly-owned subsidiary of Societe de Bourse Pinatton (the "Parent"), a French corporation engaged in the securities and investment advisory business in France.

On December 11, 1986, the Company was granted registration as a broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 by the Securities and Exchange Commission ("SEC"), and on February 18, 1987, the Company was approved for membership in the National Association of Securities Dealers ("NASD").

Nature of business

The Company's business is that of an introducing broker. The Company's transactions are cleared on a fully disclosed basis by a clearing broker/dealer.

The Company earns fee income from its Parent for providing the Parent with certain administrative support service in connection with customers of the Parent.

On April 1, 1995 the Company, through several correspondent and cooperation agreements with other European securities brokers, began to place orders for its customers in the various European securities markets. The agreements provide that the Company earns a service fee and is reimbursed for expenses on a monthly basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company recognizes commission income on the settlement date of its security transactions. The recognition of commission income on the trade date would not have a material effect on the accompanying financial statements.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the related 10 year lease. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements, for income tax purposes, are amortized in accordance with Internal Revenue Service regulations.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and exceed the $100,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2003.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of FIN 46 did not have a material impact on the Company's results of operations or financial position.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management believes that this statement did not have a material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

NOTE 3- RELATED PARTY TRANSACTIONS

Substantially all of the Company's revenue is derived from the Parent based upon terms which are mutually agreed upon between the parties. The Company is dependent on the Parent for continued financial support.

NOTE 4- CASH AND CASH EQUIVALENTS

Cash at December 31, 2004 included the following:

Cash in bank	$	510,191
US Government money market fund		1,048,786
	$	1,558,977

NOTE 5- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2004 consists of the following:

	Current	Deferred	Total
Federal	$ 49,000	$ -	$ 49,000
State and local	33,000	-	33,000
	$ 82,000	$ -	82,000

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was $1,446,166 which was $1,440,044 in excess of its required net capital of $6,122. The Company's aggregate indebtedness to net capital ratio was 0.06 to 1.

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 8- COMMITMENTS

In October 1995 the Company entered into a lease agreement for office space which expires in the year 2006. The security deposit requirement under the lease was satisfied by obtaining a bank letter of credit in the amount of $275,000. The Company also entered into an expense sharing arrangement with various non-affiliated groups whereby approximately 38% of the Company's rent and certain fixed expenses are reimbursed to the Company. Rent expense for the Company for 2004 was $260,202. Remaining commitments under this lease mature as follows:

Year ending December 31,		Amount
2005	$	229,005
2006		76,335
	$	305,340

NOTE 9- SUBORDINATED REVOLVING CREDIT AGREEMENTS

The Company has entered into Subordinated Revolving Credit Agreements with its various correspondents for $200,000 each for a total of $400,000 at December 31, 2004. In the event the Company needs additional capital, upon receiving NASD approval that the proceeds of the loan would be considered part of the Company's capital, it can draw down on the revolving credit. The Company did not use any of the revolving credit available to it during 2004.

NOTE 10- EMPLOYEE BENEFIT PLAN

Effective January 1, 2000, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Code. All full time employees are eligible for the Plan. The Company matches 100% of the employee contribution. The Company made contributions of $67,498 in 2004.

NOTE 11- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.